UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2006

Commission file number: 000-30910

O2MICRO INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this Form 6-K:

1. Other Events

On February 27, 2006, O2Micro International Limited (the “Company”) issued press releases in Hong Kong and the United States announcing the dual primary listing of the Company’s ordinary shares, par value $0.00002 per share, on the Main Board of The Stock Exchange of Hong Kong Limited (the “SEHK”) and, pursuant to the rules of the SEHK, published a formal notice of such listing. Copies of the Company’s press releases and formal notice, attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, are incorporated herein by reference.

2. Exhibits

(a) Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)

EXHIBIT INDEX

Exhibit Number	Exhibit Title
99.1	Press Release issued in Hong Kong, dated February 27, 2006
99.2	Press Release issued in the United States, dated February 27, 2006
99.3	Formal Notice of Listing on The Stock Exchange of Hong Kong Limited, dated February 27, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2MICRO INTERNATIONAL LIMITED

February 28, 2006	By:	/s/ Sterling Du
Sterling Du Chief Executive Officer